May 21, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (updated to reflect changes to the list of Directors, Observers and Committee Members of MEMX Holdings, LLC and to list the Directors of MEMX Execution Services LLC);
- Exhibit C-8 (updated to replace the LLC Agreement on file for MEMX Execution Services LLC with the First Amended and Restated LLC Agreement of MEMX Execution Services LLC).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and C-8 currently on file with the Commission. Please do not hesitate to contact me at 201-831-8345 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment No. 3 has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/21/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 111 Town Square Place, Suite 520, Jersey City, NJ 07310

20012130

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/21/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires _______________ County of _________________ State of ___________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

<u>Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.</u>

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-1 is the Certificate of Formation of MEMX Holdings LLC dated September 6, 2018, and the Amended and Restated Certification of Formation of MEMX Holdings LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-2 is the Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

Nominating Class A Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen
Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Datek Online Management Corp.	Steve Quirk	J.J. Kinahan

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

Devonshire Investors (Delaware) LLC	Thomas Tesauro	Derrick Chan
E*TRADE Financial Corporation	Michael Curcio	Christopher Larkin
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	[TBD]
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
Strategic Investments I, Inc.	Zheng Wang	Paul O'Donnell
The Charles Schwab Corporation	Jason Clague	Jeffrey Starr
Virtu Investments, LLC	Douglas Cifu	Andrew Smith

Observers

Appointing Class A Member	**Observer Name**	**Alternate Observer Name**
UBS Americas Inc.	Vlad Khandros	Hyder Jaffrey
Wells Fargo Central Pacific Holdings, LLC	C. Thomas Richardson	Niall O'Brien

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Jason Clague
Michael Curcio
Vlad Khandros (Observer)

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips
Vlad Khandros (Observer)

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Steve Quirk
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Michael Curcio
Mina Nguyen
Paul O'Donnell

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Michael Curcio
Vlad Khandros (Observer)
Raj Mahajan
Jamil Nazarali
Brian Nigito
Niall O'Brien (Observer)
Paul O'Donnell
Pankil Patel
Steve Quirk
Andrew Smith
Jeffrey Starr

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC). Such intellectual property relates to and will be used in the business and operations of MEMX Holdings LLC and MEMX LLC. MEMX Technologies LLC will license such intellectual property to MEMX LLC and MEMX Holdings LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. MEMX Technology LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies (as of February 25, 2020).

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

MEMX LLC
Date of Filing/Accurate as of: May 21, 2020

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
FINOP	Megan Sauerwine	2/18/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF MEMX EXECUTION SERVICES LLC

This First Amended and Restated Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MEMX Execution Services LLC, a Delaware limited liability company (the "Company"), is made and entered into as of May 19, 2020 (the "Effective Date") by and among the Persons set forth on Schedule 1.

RECITALS

WHEREAS, on May 7, 2019 (the "Original Effective Date"), MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), formed the Company as a Delaware limited liability company by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware and entered into a Limited Liability Company Agreement of the Company effective as of the Original Effective Date (the "Original LLC Agreement"); and

WHEREAS, Holdco desires to amend and restate the Original LLC Agreement as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g) (1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b) (2)(ii)(d)(4), (5) and (6).

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange, national securities association or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in each case (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Book Depreciation" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Board may adjust the Book Value of all Company assets to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a capital contribution of more than a de minimis amount;

(ii) the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to an Officer, employee, consultant or other service provider of the Company of any Units as a profits interest; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; provided, however, that such adjustment shall be mandatory to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Distribution" means any dividend or distribution made by the Company to a Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a manager, director, officer, employee, consultant or other service provider of the Company for the Company or a Subsidiary of the Company, if and only if, in the case of the foregoing clauses (a)-(d), such actions are approved as set forth herein. "Distribute" when used as a verb and "Distributive" when used as an adjective shall have correlative meanings.

"Distributable Cash" means cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reserves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year, as determined by the Board in good faith.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Fair Market Value" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) Business Days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any Business Day, the average of the highest bid and lowest asked prices on such exchange at the end of such Business Day, or, if on any Business Day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any Business Day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such Business Day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Board in good faith based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) Business Days following receipt by such Member of the Board's determination of Fair Market Value, direct the Board to obtain an independent third-party appraisal of the Board's determination, with the determination by the independent appraiser binding on the parties.

"Financial and Operations Principal" means an individual associated with the Company, who is qualified to act by successful completion of the Series 27 Examination and who has supervisory responsibility for the Company's compliance with record keeping, net capital, customer protection and financial reporting rules, including preparing and attesting to the accuracy of the Company's U.S. Securities and Exchange Commission FOCUS Reports (or any successor reports).

"GAAP" means United States generally accepted accounting principles in effect from time to time and as applied on a consistent basis with past practices.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Majority Vote" means, (i) with respect to actions to be approved by the Members, if required under non-waivable provisions of Applicable Law, the affirmative vote or consent of one or more Members holding at least a majority of the then-outstanding Membership Interests and (ii) with respect to actions to be approved by the Board, the affirmative vote or approval of the Directors holding a majority of the aggregate number of votes held by the then-current Directors.

"Members" means, as of the Effective Date, Holdco and MEMX SubCo, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i) (3).

"Member Nonrecourse Deductions" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"MEMX SubCo" means MEMX SubCo LLC, a Delaware limited liability company.

"Net Available Cash" shall mean, for a Fiscal Year or any other applicable period, the excess, if any, of (a) the total cash receipts of the Company and Subsidiaries of the Company Subsidiaries for such Fiscal Year or other period, exclusive of cash proceeds of any obligations created, issued or incurred by the Company or any Subsidiary of the Company for borrowed money and capital contributions to the Company and Subsidiaries of the Company (unless and to the extent that the Board determines to treat such cash proceeds or capital contributions as part of Net Available Cash), minus (b) the sum, without duplication, of (i) total cash disbursements made or to be made by the Company and Company Subsidiaries in such period, and (ii) the amount, if any, of such cash receipts or cash proceeds that the Board determines in good faith is to be reserved for the anticipated needs of the Company's and Company Subsidiaries' business or activities (including based on the then-applicable Annual Budget and business plan of the Company), including in respect of the Company's and Company Subsidiaries' current liabilities (as determined in accordance with GAAP) or reserves set aside for the Company's and Company Subsidiaries' expenses, debt payments, capital improvements, liabilities, capital commitments, investments and contingencies.

"Net Income" and "Net Loss" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's net taxable income or net taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2) (B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 8.2 or Section 8.5 shall not be taken in to account in computing Net Income and Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 8.2 or Section 8.5 shall be determined by applying rules analogous to those set forth in clauses (a) through (g) above.

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority.

"Percentage Interest" means, with respect to a Member, the ratio of the number of Units held by such Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"Regulatory Capital" means the minimum level of capital required to comply with Applicable Law.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period, and shall be reduced by (c) any United States federal, state or local income tax credits allocated to the Member by the Company for such Fiscal Year or other period, all as estimated in good faith by the Company.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean (a) the total cumulative taxable income and gain (for U.S. federal income tax purposes) over (b) the total cumulative amount of losses and deductions (for U.S. federal income tax purposes, taking into account such losses and deductions solely to the extent of a character that can be utilized against such subsequent income) allocated to the Member by the Company for such Fiscal Year or other period; provided, that such taxable income shall be computed without regard to any taxable income or loss recognized by a Member (other than through its distributive share of income or gain of the Company) in connection with the dissolution, an initial public offering of securities of the Company or any other sale of equity securities of the Company, sale of substantially all equity or assets of the Company or any similar event.

"Tax Rate" shall mean, for any Fiscal Year the greater of (a) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as an individual for U.S. federal tax purposes, and (b) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as a corporation for U.S. federal tax purposes, in each case on allocations of income to such Member and not taking into account any additional tax that could be imposed on distributions, deemed distributions, or dividend equivalent amounts, and in each case assuming that such Member is resident in New York City and that in case of an individual state taxes are not deductible for federal income tax purposes; provided that the Board may establish any alternative rate. Each Member shall be subject to the same Tax Rate; provided that for any Fiscal Year the Board may permit the use of different Tax Rates for the Members (e.g., to take into account whether a Member (or its direct and indirect owners) is subject to tax as an individual or corporation for U.S. federal tax purposes). The Tax Rate shall take into consideration the nature of the income being allocated to the Members, such as whether such income is capital gain, qualified dividends or ordinary income.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

"Unit Equivalents" means (a) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, (b) any option, warrant or other right to subscribe for, purchase or acquire Units, (c) any equity interest appreciation rights, phantom equity interests or phantom equity interest rights, contingent interest or other similar rights relating to the Company or (d) any equity or equity-linked securities of the Company or issuable with respect to the equity interests of the Company or any securities referred to in clauses (a)-(c) above in connection with a combination of equity interests, recapitalization, exchange, merger, consolidation or other reorganization.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	Section
Additional Indemnitor	7.2(d)
Additional Units	5.2
Agreement	preamble
BBA	9.4
Board	6.6(a)
Capital Account	5.3
CEO	6.7(b)
Certificate of Formation	recitals
Chairman of the Board	6.6(c)
Company	preamble
Covered Person	7.1(a)
Director	6.6(a)
Effective Date	preamble
Forfeiture Allocations	8.2(f)
FINRA	3.2
Fiscal Year	12.1
Holdco	recitals
Holdco LLC Agreement	3.1
Losses	7.2(a)
Misallocated Item	8.5
Officers	6.7(a)
Original Effective Date	recitals
Original LLC Agreement	recitals
Partnership Audit Rules	12.2(b)
Partnership Representative	12.2(b)
Regulator	11.3(b)
Regulatory Allocations	8.2(d)
Regulatory Capital Contribution	5.1(b)
Shortfall Amount	9.3
Tax Advances	9.3
Taxing Authority	9.4
Unallocated Item	8.5
Withholding Advances	9.4

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

Article II
Organization

2.1 Restatement; Agreement; Inconsistencies with Applicable Law.

(a) This Agreement amends and restates the Original LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act.

(b) This Agreement shall govern the relationship of the Company and the Members following the Effective Date. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MEMX Execution Services LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Board from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 111 Town Square Place, Suite 520, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Board from time to time) and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without of the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of said Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Member shall own such Property in an individual capacity. No Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's capital contribution or to receive Distributions from the Company.

Article III
Purpose; Powers

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company is limited to (a) providing broker-dealer and other services to MEMX LLC, an Affiliate of the Member, (b) providing any additional service or engaging in any other business or activity that, in each case, has been approved by the Board and by Holdco in accordance with the Fourth Amended and Restated Limited Liability Company Agreement of Holdco (as may be amended from time to time) (the "Holdco LLC Agreement"), and (c) any and all activities necessary or incidental to the foregoing, in each case so long as the Company may lawfully engage in such business or activity.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to apply for registration as a broker-dealer with the Securities and Exchange Commission and apply for membership with the Financial Industry Regulatory Authority ("FINRA") and other SROs, (c) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clause (a) or (b), (d) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (e) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (f) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (g) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (h) to bring, defend and compromise actions, in its own name, at law or in equity and (i) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Article IV
The Units

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act. The Company is authorized to issue 1,000 Units plus any additional Units the issuance of which is authorized by the Board.

(ii) The number of Units held by, and Percentage Interest of, each Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) The Board may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Board may determine, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement. The Members hereby agree that if an additional class of Units is authorized by the Board pursuant to this Section 4.1(b), the Members shall in good faith agree upon appropriate amendments to this Agreement to provide for such class of Units.

Article V
Contributions of Members; Capital Accounts

5.1 Capital Contributions.

(a) A Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Member.

(b) Notwithstanding the provisions of Section 3.1(a), if the Financial and Operations Principal of the Company determines that additional capital contributions are necessary or advisable to maintain the Regulatory Capital of the Company (each such capital contribution, a "Regulatory Capital Contribution"), Holdco shall, within the time period required by Applicable Law, including FINRA requirements, make such Regulatory Capital Contribution. Regulatory Capital Contributions may be made in cash, marketable securities or other property that shall satisfy regulatory capital requirements under Applicable Law.

5.2 Additional Units. If a Member makes a capital contribution to the Company as set forth in Section 5.1(a), the Board shall determine whether such Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Board determines to issue Additional Units to a Member as set forth in the previous sentence, the Board shall determine the number of Additional Units that shall be so issued to such Member and shall promptly issue such Additional Units to such Member. The respective Percentage Interests of each Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Board shall amend Schedule 1 to amend the number of Units held by each Member and the new Percentage Interest held by each Member.

5.3 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "Capital Account") on its books and records in accordance with this Section 5.3.

(a) Each Capital Account shall be established and maintained in accordance with the following provisions.

(b) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's capital contributions, including such Member's initial capital contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article VIII; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(c) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to Article IX and Section 14.3;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VIII; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

5.4 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 8.4, shall receive allocations and Distributions pursuant to Article VIII, Article IX and Article XIV in respect of such Units.

5.5 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any capital contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

5.6 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its capital contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

5.7 Treatment of Loans From Members. Loans by any Member to the Company shall not be considered capital contributions and shall not affect the maintenance of such Member's Capital Account.

5.8 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

Article VI
Members; Board of Directors; Governance

6.1 Limited Liability.

(a) To the maximum extent permitted by the Act and under other Applicable Law, no Member or its Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries or other Members by reason of being a Member, regardless of whether that liability or obligation arises in contract, tort or otherwise. No Member or its Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 9.1).

(b) To the maximum extent permitted by the Act and under other Applicable Law, no Member shall have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Admission of New Members. A Person may be admitted as a new Member as follows, subject to Applicable Laws:

(a) pursuant to a Transfer permitted by Article XIII; or

(b) as determined by the Board.

6.3 Record of Members. The Board shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Members, which shall reflect the name of each Member and the number of Units and the Percentage Interest then held by such Member.

6.4 Cessation of Status as Member. No Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

6.5 Limitations on Member Authority.

(a) Except as otherwise expressly provided herein, Members in their capacity as such shall not have meetings or voting rights with respect to any matter whatsoever. The management of the Company shall be vested in the Board and the duly authorized Officers of the Company as set forth herein. For the avoidance of doubt, Members shall be specifically denied any and all management rights under this Agreement and the Act.

(b) None of the Units shall confer any rights on the Members (in their capacity as such) to participate in the control and management of the business of the Company or any Subsidiary of the Company. No Member in its capacity as such shall have any power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose.

6.6 Board of Directors.

(a) The business and affairs of the Company shall be managed by a board of directors (the "Board") that shall be comprised of natural Persons (each such Person, a "Director"). Subject to (i) any non-waivable provisions of Applicable Law, (ii) compliance with any provisions of this Agreement requiring the approval of the Members and (iii) the provisions of the Holdco LLC Agreement which require approval of the board of directors of Holdco with respect to certain matters related to the Company, the Board shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Company may only act and bind itself through the actions of the Board or through the actions of agents, Officers and employees of the Company if and to the extent authorized by the Board in accordance with the provisions of this Agreement. Each Director shall constitute a "manager" of the Company as such term is defined in Section 18-101 of the Act.

(b) The Directors shall be appointed by the Majority Vote of the Members. The number of Directors that will comprise the entire Board shall be fixed from time to time by the Members, but in no instance shall there be less than one (1) Director. The Board shall initially consist of three (3) Directors, who shall each have one (1) vote. Jonathan Kellner, Quito Zuba and Lauren Strathman shall serve as the initial Directors. Directors shall serve until their death, incapacity, removal or earlier resignation. Directors may be removed with or without cause by a Majority Vote of the Members.

(c) The Board shall select the chairman of the Board (the "Chairman of the Board") from time to time. The Chairman of the Board shall preside at all meetings of the Board, and shall perform such other duties as the Board may from time to time determine. The initial Chairman of the Board shall be Jonathan Kellner.

(d) Meetings of the Board may be called at any time by the CEO, the Chairman of the Board, or any two Directors, on two (2) days' written notice to each Director, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Meetings of the Board may be held either within or without the State of Delaware, and any Director shall be permitted to attend any meeting of the Board in person or by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear and communicate with each other. The presence, either in person or through such other means, of at least a majority of the Directors by reference to the aggregate number of votes of the Directors, shall constitute a quorum for the transaction of business at any meeting of the Board.

(e) All actions requiring the approval of the Board shall require a Majority Vote, whether or not so specified in this Agreement.

(f) Notwithstanding anything herein to the contrary, any action of the Board may be taken without a meeting if a written consent (including via email communication) of all of the Directors then constituting the Board approves such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware. For purposes of the foregoing, an action shall be deemed to have been taken in writing via email communication if (i) an email communication is sent by the CEO or Chairman of the Board to all Directors entitled to vote on the matter at issue clearly specifying the action to be taken and clearly stating that an email response to such email shall be deemed to be an email communication for purposes of this Section 6.6(f), (ii) the number of Directors required to approve the matter at issue respond to the CEO's or the Chairman of the Board's email with an unambiguous approval of such matter, and (iii) the CEO's or Chairman of the Board's email and all such responses are filed with the minutes of the meetings of Directors.

(g) The Company may reimburse the Directors for all reasonable, actually incurred out-of-pocket costs and expenses incurred by them on behalf of the Company.

(h) Each Director shall have all fiduciary duties, including without limitation a duty of loyalty and care as if he or she were a director of a business corporation organized under the General Corporation Law of the State of Delaware.

(i) The Directors shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any acts performed or omitted within the scope of his, her or its authority other than acts or omissions that involve bad faith, fraud or willful misconduct.

6.7 Officers.

(a) The Board shall appoint such officers of the Company ("Officers") and agents of the Company (i) as required by FINRA and such other SROs as the Company may be a member of and (ii) as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (i) required by Applicable Law, including FINRA and other applicable SRO requirements, and (ii) the Board shall from time to time determine, as applicable.

(b) Subject to the Board's oversight, the Chief Executive Officer of the Company (the "CEO") shall be an Officer and shall be responsible for the day-to-day management of the business of the Company with respect to such duties and rights as are delegated to the CEO by the Board, and the CEO shall see that all orders and resolutions of the Board are carried into effect.

(c) The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Board not inconsistent with this Agreement and Applicable Law, including FINRA and other applicable SRO requirements, are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

(d) The CEO or the individual designated by the Company as the executive representative may notify FINRA and any other applicable SRO concerning any changes in the identity of the Officers of the Company required by FINRA and any other applicable SRO.

(e) Except to the extent otherwise provided herein, each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

(f) Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Board, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

Article VII
Exculpation and Indemnification

7.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each director, officer, employee, manager, agent or representative of the Company or any Subsidiary of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another manager; (ii) one or more directors, officers, managers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.2, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 7.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Indemnitor of First Resort. The Company and each Member hereby acknowledges that one or more of the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by Holdco or an Affiliate of the Company (each, an "Additional Indemnitor"). The Company and each Member hereby agrees that, with respect to any such Covered Person (in his, her or its capacity as such), the Company (i) is, relative to each Additional Indemnitor, the indemnitor of first resort (*i.e.*, its obligations to the applicable Covered Person (in his, her or its capacity as such) under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Covered Person (in his, her or its capacity as such) may have against any Additional Indemnitor, and (iii) irrevocably waives, relinquishes and releases any such Additional Indemnitor from any and all claims against such Additional Indemnitor for contribution, subrogation or any other recovery of any kind in respect thereof.

(e) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.2 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(g) Savings Clause. If this Section 7.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.2 to the fullest extent permitted by any applicable portion of this Section 7.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) Amendment. The provisions of this Section 7.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

7.3 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII
Allocations

8.1 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income or Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 8.2 and Section 8.5, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 14.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 14.3(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

8.2 Regulatory and Special Allocations. Notwithstanding the provisions of Section 8.1:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 8.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VIII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss shall be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

8.3 Tax Allocations.

(a) Subject to Section 8.3(b) through Section 8.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 8.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

8.4 Allocation in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article XIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

8.5 Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article VIII (an "Unallocated Item"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "Misallocated Item"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation shall be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

Article IX
Distributions

9.1 Current Distributions. The Company shall distribute cash or property to the Members in accordance with their Percentage Interests, at such times and as of such record dates as the Board shall determine, unless the Distribution is a liquidating distribution, which shall be made in the manner set out in Section 14.3.

9.2 Limitations. The Company shall not make a Distribution to any Member on account of its interest in the Company if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law.

9.3 Tax Advances. At least fifteen (15) calendar days prior to the end of each fiscal quarter, the Company shall make advances ("Tax Advances") to the Members so that each Member shall have received Tax Advances equal to such Member's Tax Amount for such fiscal quarter (or, in the event that Net Available Cash is less than the total required Tax Advances for such fiscal quarter, the Company shall distribute the Net Available Cash pro rata among the Members in proportion to such required Tax Advances for such fiscal quarter). If after the end of any Fiscal Year it is determined that a Member's Tax

Amount for the Fiscal Year exceeds the sum of the cumulative Tax Advances made to the Member hereunder and the Distributions made to such Member under Section 9.1, if any, for such Fiscal Year (any such excess, a "Shortfall Amount"), then the Company shall, on or before March 15 of the following Fiscal Year, make an additional Tax Advance to the Members of their respective Shortfall Amounts. If the aggregate Tax Advances to any Member pursuant to this Section 9.3 for a Fiscal Year exceed the Member's Tax Amount for such Fiscal Year, such excess shall be deducted when calculating the Tax Advances to be made to such Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Advances to a Member shall be treated as advances against any subsequent Distributions to be made to such Member under Sections 9.1, 9.3, or 14.3 and shall be repaid by reducing the amount of the next succeeding Distribution to such Member under Sections 9.1, 9.3, or 14.3. If any Distributions to a Member provided for in Sections 9.1, 9.3, or 14.3 are reduced pursuant to the preceding sentence, for all other purposes of this Agreement, such Member shall be treated as having received all Distributions without taking into account such reduction, and the Member shall be treated as having repaid to the Company the Tax Advance.

9.4 Withholding Advances. The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Board based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the Bipartisan Budget Act of 2015 as such provisions may be modified from time to time (the "BBA") and apportioned to a Member as determined by the Board in its reasonable discretion based on the advice of legal or tax counsel to the Company) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 9.4 shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account. The Board shall promptly notify a Member of any proposed Withholding Advances.

Article X
Tax Treatment of the Company

10.1 Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, the Company shall not take any action inconsistent with such treatment. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment.

Article XI
Books, Records and Accounting

11.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board, and in accordance with Applicable Law.

11.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.3 Inspection Rights; Regulatory Access and Supervision.

(a) Each Member shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Member or any of its Affiliates, as applicable (such Governmental Authority, a "Regulator"), access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems as required by Applicable Law.

(c) Each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 11.3 relating to such Member; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

11.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board.

Article XII
Tax Matters

12.1 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

12.2 Partnership Representative.

(a) For purposes of this Section 12.2, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the BBA.

(b) For so long as Holdco is a Member of the Company, the Person appointed by Holdco from time to time as its partnership representative shall serve as the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Partnership Representative"). The Partnership Representative and any "designated individual" within the meaning of Treasury Regulations Section 301.6223-1(b)(3)(ii) shall have sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws (the "Partnership Audit Rules"), subject to advice by the Company's tax advisors and approval by the Board of any material elections or decisions.

(c) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Partnership Representative shall, upon the instructions of the Board, cause the Company to make such election.

(d) If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative shall promptly notify the

Board upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Board, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226 or take any other action authorized by the Partnership Audit Rules. The Partnership Representative shall promptly notify each Member of any audit or contest relating to a tax return (or other tax matter) of the Company or any of its subsidiaries and shall use commercially reasonable efforts to keep each Member reasonably informed with respect to such audit or contest.

(e) If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Partnership Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions requested by the Partnership Representative; (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (ii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment, shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith based on the advice of legal or tax counsel to the Company and subject to approval of the Board) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year. Notwithstanding the foregoing, the Partnership Representative and the Company shall not (1) take any action that would cause a Member to be required to file amended tax returns in accordance with Code Section 6225(c)(2)(A) (or any similar provisions under state or local law), without the advance written consent of each such Member or (2) elect the alternative "pull-in" procedure in accordance with Section 6225(c)(2)(B) of the Code (or any similar provisions under state or local law) in accordance with Code Section 6225(c)(2)(B), without the advance written consent of the Members holding at least a majority of the outstanding Units.

(f) If any Subsidiary of the Company (i) pays any partnership adjustment under Code Section 6225, (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on such Subsidiary of the Company, or (iii) makes an election under Code Section 6226, the Partnership Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Sections 12.2(d)-(e) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(g) The obligations of each Member or former Member under this Section 12.2 shall survive the transfer or redemption by such Member of its Units and the termination of this Agreement or the dissolution of the Company.

12.3 Tax Returns. At the expense of the Company, the Board shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Subsidiaries of the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer shall cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year or the payment of such Person's taxes (including estimated taxes or a quarterly or other basis); provided, however, that if the Company is unable to provide such IRS Schedule K-1 to Form 1065 and such other information within ninety (90) days after the end of a Fiscal Year, the Company shall, within such time period, provide the Members with estimated information sufficient to permit the Members to file his, her or its U.S. federal and state income tax returns for such taxable year on an estimated basis, and thereafter the Company shall provide the Members with a final IRS Schedule K-1 to Form 1065 and such other information for such Fiscal Year as soon as such final IRS Schedule K-1 to Form 1065 and such other information is able to be prepared (provided that in no event shall such final IRS Schedule K-1 to Form 1065 and such other information be provided more than one hundred twenty (120) days after the end of a Fiscal Year).

Article XIII
Transfer Restrictions

13.1 Restriction on Transfers. Each Member may Transfer any and all of such Member's Units at any time to any Person; provided that such Member shall obtain written consent of the Board to such Transfer prior to the consummation of such Transfer. Notwithstanding the foregoing, a Member may not Transfer any Units to the extent such Transfer would result in (a) a violation of the Securities Act or any other Applicable Law, (b) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (c) the Company being required to register as an investment adviser under state or federal securities laws, or (d) the Company being treated as a corporation for U.S. federal income tax purposes.

13.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XIII, the Board shall amend Schedules 1, 2 and 3 to appropriately reflect such Transfer.

Article XIV
Term and Dissolution

14.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 14.2.

14.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Board;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Board. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

14.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows, subject to Applicable Law: (a) first, to creditors of the Company, including Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members, and (c) third to the Members in accordance with their Percentage Interests.

14.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIV, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

Article XV
General Provisions

15.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

15.2 Amendments. The terms and provisions of this Agreement may be modified or amended at any time by the prior written consent of Holdco; provided, however that (a) any amendment to the Agreement that materially and adversely affects the material rights of any Member disproportionately to the other Members shall also require the prior written consent of such affected Member, which consent shall not be unreasonably withheld or delayed and (b) the Board may amend Schedules 1, 2 and 3 from time to time so as to accurately reflect the information contained thereon upon (i) the admission of a new Member, (ii) the withdrawal of a Member, (iii) any change in the number or class of Units owned by a Member, (iv) any change in the address of a Member as the Company is notified by such Member, (v) any change in the address of the principal office of the Company, (vi) issuance of Additional Units and (vii) any change in a Percentage Interest of a Member.

15.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

15.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 3, as applicable, (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.4).

15.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

15.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) **EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

15.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 15.4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

15.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

15.10 Survival. The provisions of Sections 6.1, 6.6(g) (as it relates to any expenses incurred prior to the termination of this Agreement), 6.6(h), 6.6(i), 6.7(e), 10.3, 10.4 and Article IX (as it relates to any actions taken prior to the termination of this Agreement), Article XII and this Article XV shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Members shall cease upon the termination of this Agreement.

15.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XIII.

15.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

15.13 Third Party Beneficiaries. Except for the rights of Covered Persons pursuant to Article VIII of this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

15.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request

15.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

Schedule 1

Members, Number of Units and Percentage Interests as of the Effective Date

Name of Member	Number of Units	Percentage Interest
MEMX Holdings LLC	995	99.5%
MEMX SubCo LLC	5	0.5%
Total:	**1,000**	**100%**

Schedule 2

Addresses of Members for Notices

Holdco:

MEMX Holdings LLC
111 Town Square Place, Suite 520
Jersey City, NJ 07310
Attn: Jonathan Kellner
Email: jkellner@memx.com

MEMX SubCo:

MEMX SubCo LLC
111 Town Square Place, Suite 520
Jersey City, NJ 07310
Attn: Jonathan Kellner
Email: jkellner@memx.com

Schedule 3

Principal Office of the Company

Notices to the Company should be provided to:

MEMX Execution Services LLC
111 Town Square Place, Suite 520
Jersey City, NJ 07310
Attn: Jonathan Kellner
Email: jkellner@memx.com